SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act Of 1934
(Amendment No. 2)

FOUNDRY NETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options Under Foundry Networks, Inc. 1996 Stock Plan
to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

35063R-10-0
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Timothy D. Heffner
Chief Financial Officer
Foundry Networks, Inc.
2100 Gold Street
P.O. Box 649100
San Jose, California 95164-9100
(408) 586-1700
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy To:
David C. Lee
Venture Law Group
2775 Sand Hill Road
Menlo Park, California 94025
(650) 854-4488

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$374,332,882	$34,367.63

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 23,612,546 shares of common stock of Foundry Networks, Inc. having an aggregate value of $374,332,882 as of August 20, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the aggregate value by .000092.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$41,673.70
Form or Registration No.:	Schedule TO-I
Filing party:	Foundry Networks, Inc.
Date filed:	August 21, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

Introductory Statement

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Foundry Networks, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on August 21, 2002, as amended September 6, 2002 (as amended, the “Schedule TO”), relating to the Company’s offer to certain employees to exchange options that were granted and are outstanding under the Foundry Networks, Inc. 1996 Stock Plan, to purchase shares of the Company’s Common Stock, par value $0.0001 per share, for new options to purchase shares of the Company’s Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange dated August 21, 2002, and filed as Exhibit (a)(1) to the Schedule TO. This Amendment is the final amendment to the Schedule TO.

Item 4.    Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Offer to Exchange made by the Company pursuant to the Schedule TO expired at 8:00 p.m., Pacific Time, on Thursday, September 19, 2002. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase 5,744,500 shares of the Company’s Common Stock, representing 24.3% of the options that were available to be tendered in the Offer to Exchange as of August 20, 2002. Subject to the terms and conditions of the Offer to Exchange, the Company will grant options to purchase an aggregate of 2,872,250 shares of the Company’s Common Stock in exchange for such tendered options.

Item 12.    Exhibits.

(a)	(1) Offer to Exchange, dated August 21, 2002.*

(2)  Form of Letter of Transmittal.*

(3)  Form of Notice to Withdraw Tender.*

(4)  Form of Letter to Eligible Option Holders.*

(5)  Form of Letter to Tendering Option Holders.*

(6)  Foundry Networks, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002. [Note: Though not filed herewith, copies of the Form 10-K will be delivered to each offeree.]*

(7)  Foundry Networks, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002. [Note: Though not filed herewith, copies of the Form 10-Q will be delivered to each offeree.]*

(b)  Not applicable.

(d)	(1) Foundry Networks, Inc. 1996 Stock Plan.*

(2)  Form of Option Agreement Pursuant to the Foundry Networks, Inc. Inc. 1996 Stock Plan.*

(g)  Not applicable.

(h)  Not applicable.

*	Previously filed.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

FOUNDRY NETWORKS, INC.

/s/ TIMOTHY D. HEFFNER
Timothy D. Heffner Chief Financial Officer

Date: September 26, 2002

3

INDEX TO EXHIBITS

EXHIBIT NUMBER		DESCRIPTION

(a)(1)	-	Offer to Exchange, dated August 21, 2002.*

(a)(2)	-	Form of Letter of Transmittal.*

(a)(3)	-	Form of Notice to Withdraw Tender.*

(a)(4)	-	Form of Letter to Eligible Option Holders.*

(a)(5)	-	Form of Letter to Tendering Option Holders.*

(a)(6)	-	Foundry Networks, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, is incorporated herein by reference.*

(a)(7)	-
Foundry Networks, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, is incorporated herein by reference.*

(d)(1)	-	Foundry Networks, Inc. 1996 Stock Plan.*

(d)(2)	-	Form of Option Agreement Pursuant to the Foundry Networks, Inc. 1996 Stock Plan.*

*	Previously filed.

4